INCOME MANAGERS TRUST
                                MANAGEMENT AGREEMENT

                                     SCHEDULE B

              Compensation pursuant to Paragraph 3 of the Income Managers Trust Management Agreement shall be calculated in accordance with the following schedules:

     Neuberger & Berman Cash Reserves Portfolio
     Neuberger & Berman Government Money Portfolio
     Neuberger & Berman Limited Maturity Bond Portfolio
     Neuberger & Berman Municipal Money Portfolio
     Neuberger & Berman Municipal Securities Portfolio
     Neuberger & Berman New York Insured Intermediate Portfolio
     Neuberger & Berman Ultra Short Bond Portfolio

     .25% on the first $500 million of average daily net assets .225% on the next $500 million of average daily net assets .20% on the next $500 million of average daily net assets .175% on the next $500 million of average daily net assets .15% of average daily net assets in excess of $2 billion



     DATED:  February 2, 1996